Mail Stop 3561

May 27, 2008

Quan Long Chen
Chief Executive Officer
China Fruits Corporation
Fu Xi Technology & Industry Park
Nan Feng County
Jiang Xi Province
People's Republic of China

> **Re:** **China Fruits Corporation**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 14, 2008**
> **File No. 000-22373**
> **Form 10-QSB/A for the Quarter Ended**
> **March 31, 2008**
> **Filed May 19, 2008**
> **File No. 000-22373**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 14

1. We noted the financial statements for the year ended December 31, 2006 were
    audited by other auditors (audit report dated April 12, 2007). Please include the audit
    report issued by the predecessor auditor covering this period.

Consolidated Statements of Stockholders' Equity, page 18

2. We noted from your disclosure on page 19 that China Fruits Corporation ("China
    Fruits" – formerly Diversified Financial Resources) completed a merger
    transaction with Jiangxi Taina Guo Ye Xian Gong Si ("Tai Na") in May 2006
    that was accounted for as a recapitalization of China Fruits. Please note that in a
    recapitalization the accumulated deficit of Tai Na should be brought forward, and
    the accumulated deficit of China Fruits should be eliminated. The capital stock
    account, on an immediate post-merger basis, should consist of the balance of
    common stock prior to the merger of China Fruits plus the amount representing
    the par value of the shares issued to effect the merger. The weighted average and
    total number of shares outstanding should be retroactively restated to give effect
    to the merger. All eliminating adjustments should be made through additional
    paid-in capital. Based on this, please provide a detailed discussion of how you
    recorded the recapitalization, particularly the $1,000,229 entry recorded as a
    reduction of additional paid in capital.

3. Please revise to provide footnote disclosure regarding the 900,000 shares of stock
    issued for services during 2006.

Notes to Consolidated Financial Statements

Note 4 – Accounts Receivable, Net, page 21

4. The accounts receivable, net balance of $253,125 for 2007 does not appear to be
    consistent with the accounts receivable, trade balance of $23,777 presented on
    the face of the consolidated balance sheet on page 15. Please clarify and revise.

Note 7 – Plant and Equipment, Net, page 22

5. It appears from your disclosure on page 23 that you purchased assets which included
    equipment, land and a building from Royal Nan Feng Orange Science & Technology
    Co., Ltd. ("Royal"), a related party. It appears from the disclosure in your Form 8-

K/A filed on April 12, 2007 that you purchased the assets and <u>business</u> of Royal which includes the orchards, land, manufacturing plant, and distribution network. In addition, the disclosure on page 5 states that you purchased Royal to enhance your manufacturing business as Royal has been in the citrus industry since 2002. Please provide a detailed discussion of how you accounted for this acquisition and cite the specific authoritative literature you utilized to support your accounting treatment, particularly the guidance provided in SFAS 141. We may have further comment based on your response.

6. In connection with the comment above, please amend your Form 8-K/A filed April 12, 2007 to provide financial statements of Royal and related pro forma information required by Items 310(c) and (d) of Regulation S-B or tell us why such information is not required to be filed.

<u>Note 12 – Capital Transactions, page 23</u>

7. We note that you issued two million shares of your common stock to settle the $1 million liability to Diversified Holdings I, Inc. It appears that this liability was settled through the issuance of stock with a fair value of $3.26 million (i.e. calculated as the two million shares issued multiplied by your stock price of $1.63 per share on the day of settlement, June 26, 2006). Please tell us how you accounted for the difference between the amount of the liability and the fair value of the consideration issued. Refer to SFAS 123(R).

<u>Note 13 – Stock Based Compensation, page 23</u>

8. We note that you issued a total of three million shares of common stock related to two consulting contracts entered into during 2006. Please tell us why you concluded it was appropriate to defer the recognition of the associated expense over the term of the consulting contract. Your response should address whether the stock issued with <u>each</u> contract has any vesting provisions and whether the consulting contracts provide a disincentive for non-performance. Please refer to the guidance in EITF 96-18.

<u>Item 8A – Controls and Procedures, page 25</u>

9. Please revise to disclose the framework used to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308T of Regulation S-B.

<u>Exhibits 31.1 and 31.2 – Section 302 Certifications</u>

10. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-B in the following respects:

- The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
- Paragraph 4(b) as defined in Item 601(31) of Regulation S-B was not included
Please revise your certifications to address each of the matters noted above.

Form 10-QSB/A for the Quarter Ended March 31, 2008

Item 4. Controls and Procedures, page 13

11. Please revise to disclose any changes in your internal control over financial reporting during your last fiscal quarter in accordance with paragraph (b) of Item 308T of Regulation S-B.

Exhibits 31.1 and 31.2 – Section 302 Certifications

12. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-B in the following respects:
    - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
    - Paragraph 4(b) as defined in Item 601(31) of Regulation S-B was not included
    Please revise your certifications to address each of the matters noted above.

Other Exchange Act Filings

13. Please revise your other Exchange Act filings, as necessary, to reflect changes resulting from the comments above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services